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                      May 15, 2023

       Robert J. Phelan
       Senior Vice President and Chief Financial Officer
       Adtalem Global Education Inc.
       500 West Monroe Street
       Chicago, IL 60061

                                                        Re: Adtalem Global
Education Inc.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2022
                                                            File No. 001-13988

       Dear Robert J. Phelan:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services